Exhibit 99.1
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31ST DECEMBER, 2006
The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces the consolidated financial results of the Company and its subsidiaries (collectively referred to as the “Group”) for the year ended 31st December, 2006 as follows:
CONSOLIDATED INCOME STATEMENT
For the year ended 31st December
(Expressed in thousands of RMB except for per share amounts)

		2006	2005
	Notes	RMB’000	RMB’000
Turnover	3	10,484,754	5,468,990
Cost of sales		(9,918,696)	(4,964,761)

Gross profit		566,058	504,229
Other revenue	3	291,166	135,932
Selling expenses		(601,257)	(436,469)
General and administrative expenses		(632,163)	(616,300)
Other operating expenses		(138,663)	(89,142)
Impairment losses on intangible assets		—	(300,000)
Impairment loss on goodwill in a subsidiary		—	(50,000)

Operating loss	4	(514,859)	(851,750)

Interest income		90,738	60,189
Interest expenses		(235,418)	(234,849)
Change in fair value of embedded conversion option of convertible bonds due 2011 (the “Convertible Bonds 2011”)		(73,202)	—
Share of results of:
Associates		49,918	29,055
Jointly controlled entities		99,402	19,940
Impairment loss on goodwill in a jointly controlled entity		(73,343)	(179,030)

Loss before taxation		(656,764)	(1,156,445)
Taxation	5	(47,879)	(89,097)

Loss for the year		(704,643)	(1,245,542)

Attributable to:
Equity holders of the Company		(398,422)	(649,608)
Minority interests		(306,221)	(595,934)

		(704,643)	(1,245,542)

Dividends		—	—

Loss per share
— basic	6	RMB(0.1086)	RMB(0.1771)

— diluted	6	RMB(0.1086)	RMB(0.1771)

CONSOLIDATED BALANCE SHEET
As at 31st December

		2006	2005
	Notes	RMB’000	RMB’000
Non-current assets
Intangible assets		802,812	798,087
Goodwill		295,529	295,529
Property, plant and equipment		3,627,498	3,901,458
Construction-in-progress		233,104	454,591
Land lease prepayments		120,099	124,157
Interests in associates		366,650	357,896
Interests in jointly controlled entities		1,024,016	1,140,331
Prepayments for a long-term investment		600,000	600,000
Available-for-sale financial assets		23,736	22,684
Other non-current assets		7,450	10,967

Total non-current assets		7,100,894	7,705,700

Current assets
Cash and cash equivalents		1,468,075	843,400
Short-term bank deposits		616,787	1,053,832
Pledged short-term bank deposits		1,625,149	1,932,649
Inventories		1,346,843	1,046,818
Accounts receivable	7	632,158	124,958
Accounts receivable from affiliated companies		1,050,810	840,215
Notes receivable		197,668	377,505
Notes receivable from affiliated companies		81,477	338,970
Other receivables		423,017	432,019
Prepayments and other current assets		143,583	57,707
Income tax recoverable		815	12,476
Other taxes recoverable		117,830	1,766
Advances to affiliated companies		58,085	38,931

Total current assets		7,762,297	7,101,246

Current liabilities
Accounts payable	8	2,299,267	928,892
Accounts payable to affiliated companies		983,293	633,807
Notes payable		2,141,947	3,026,952

		2006	2005
	Notes	RMB’000	RMB’000
Notes payable to affiliated companies		37,288	74,092
Customer advances		425,778	318,978
Other payables		403,040	434,651
Dividends payable		3,297	3,404
Accrued expenses and other current liabilities		159,222	265,906
Short-term bank borrowings		500,000	496,500
Convertible bonds due 2008 (the “Convertible Bonds 2008”)		—	1,589,614
Income tax payable		11,411	14,309
Other taxes payable		81,841	117,695
Advances from affiliated companies		135,095	105,094

Total current liabilities		7,181,479	8,009,894

Net current assets (liabilities)		580,818	(908,648)

Total assets less current liabilities		7,681,712	6,797,052

Non-current liabilities
Convertible Bonds 2011		1,547,070	—
Deferred government grants		109,502	79,602

Total non-current liabilities		1,656,572	79,602

NET ASSETS		6,025,140	6,717,450

Capital and reserves
Share capital		303,388	303,388
Equity component of Convertible Bonds 2008		—	114,205
Share premium		2,038,423	2,038,423
Reserves		3,543,182	3,815,066

Total equity attributable to equity holders of the Company		5,884,993	6,271,082
Minority interests		140,147	446,368

TOTAL EQUITY		6,025,140	6,717,450

NOTES:
1.	Corporate information
The Company was incorporated in Bermuda on 9th June, 1992 with limited liability. The Company’s American depositary shares (“ADSs”) are traded on The New York Stock Exchange Inc. and its shares are traded on The Stock Exchange of Hong Kong Limited (the “SEHK”).

The Company is an investment holding company. The principal activities of the Company’s subsidiaries are the manufacture and sale of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).

2.	Principal accounting policies
(a)	Statement of compliance

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK (the “Listing Rules”).

These financial statements have been prepared on a basis consistent with the accounting policies adopted in the 2005 financial statements, except for the adoption of Amendments to HKAS 39 Financial Instruments: Recognition and Measurement & HKFRS 4 Insurance Contracts “Financial Guarantee Contracts” (the “Amendments”).

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder of the contract for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Financial guarantee contracts were previously disclosed as contingent liabilities only because they did not fall within the scope of HKAS 39. Following the introduction of the Amendments, financial guarantee contracts should be treated as financial liabilities. Financial guarantee contracts should be measured initially at fair value and subsequently at the higher of (i) the amount determined in accordance with HKAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and (ii) the amount initially recognised less, where appropriate, cumulative amortisation recognised over the life of the guarantee on a straight-line basis.

The adoption of the Amendments does not have any significant impact on the results of the Group because the directors are of the opinion that the fair value of the financial guarantee contracts of the Group is not significant.

(b)	Basis of measurement

The measurement basis used in the preparation of the financial statements is historical cost, except for available-for-sale financial assets and derivative financial instruments, which are measured at fair value.
3.	Turnover, revenue and segment information

Turnover represents the invoiced value of goods, net of consumption tax, discounts and returns. Turnover and revenue recognised by category are as follows:

	2006	2005
	RMB’000	RMB’000
Turnover
Sales of minibuses and automotive components	5,294,625	4,605,850
Sales of sedans	5,190,129	863,140

	10,484,754	5,468,990

Other revenue
Subsidy income	50,176	3,139
Others	240,990	132,793

	291,166	135,932

Interest income	90,738	60,189

Total revenues	10,866,658	5,665,111

In accordance with the Group’s internal financial reporting requirements, the Group determines that business segments be presented as the only reporting format.

The Group operates in the PRC under the following three main business segments:
(1)	the manufacture and sale of minibuses and automotive components;

(2)	the manufacture and sale of Zhonghua sedans; and

(3)	the manufacture and sale of BMW sedans.
Business segments — 2006

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Segment sales	5,533,953	5,190,129	—	10,724,082
Intersegment sales	(239,328)	—	—	(239,328)

	5,294,625	5,190,129	—	10,484,754

Segment results	239,718	(750,827)	—	(511,109)
Unallocated costs				(3,750)

Operating loss				(514,859)
Interest income				90,738
Interest expenses				(235,418)
Changes in fair value of embedded conversion option of Convertible Bonds 2011				(73,202)
Share of results of:
Associates	(266)	50,184	—	49,918
Jointly controlled entities	(7,290)	—	106,692	99,402
Impairment loss on goodwill in a jointly controlled entity	(73,343)	—	—	(73,343)

Loss before taxation				(656,764)
Taxation				(47,879)

Loss for the year				(704,643)

Segment assets	5,847,712	5,291,807	—	11,139,519
Interests in associates	14,087	352,563	—	366,650
Interests in jointly controlled entities	315,846	—	708,170	1,024,016
Unallocated assets				2,333,006

Total assets				14,863,191

Segment liabilities	2,139,575	3,095,067	—	5,234,642
Unallocated liabilities				3,603,409

Total liabilities				8,838,051

Other disclosures:
Capital expenditure	60,363	323,335	—	383,698
Depreciation of property, plant and equipment	223,233	375,708	—	598,941
Amortisation of land lease prepayments	2,485	1,573	—	4,058
Amortisation of intangible assets	7,895	137,623	—	145,518
Impairment losses on property, plant and equipment	17,362	11,798	—	29,160
Impairment loss on goodwill in a jointly controlled entity	73,343	—	—	73,343

Business segments — 2005

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of
	automotive	Zhonghua	Manufacture
	components	sedans	and sale of	Total
	RMB’000	RMB’000	BMW sedans	RMB’000
	(Restated)	(Restated)	RMB’000	(Restated)
Segment sales	4,837,379	863,140	—	5,700,519
Intersegment sales	(231,529)	—	—	(231,529)

	4,605,850	863,140	—	5,468,990

Segment results	151,403	(943,318)	—	(791,915)
Unallocated costs				(59,835)

Operating loss				(851,750)
Interest income				60,189
Interest expenses				(234,849)
Share of results of:
Associates	—	28,387	668	29,055
Jointly controlled entities	(11,642)	—	31,582	19,940
Impairment loss on goodwill in a jointly controlled entity	(179,030)	—	—	(179,030)

Loss before taxation				(1,156,445)
Taxation				(89,097)

Loss for the year				(1,245,542)

Segment assets	6,375,277	4,485,942	—	10,861,219
Interests in associates	—	344,070	13,826	357,896
Interests in jointly controlled entities	538,853	—	601,478	1,140,331
Unallocated assets				2,447,500

Total assets				14,806,946

Segment liabilities	2,772,088	956,685	—	3,728,773
Unallocated liabilities				4,360,723

Total liabilities				8,089,496

Other disclosures:
Capital expenditure	113,309	607,839	—	721,148
Depreciation of property, plant and equipment	245,435	152,205	—	397,640
Amortisation of land lease prepayments	2,848	1,038	—	3,886
Amortisation of intangible assets	4,747	154,173	—	158,920
Impairment losses on property, plant and equipment	48,299	—	—	48,299
Impairment losses on intangible assets	—	300,000	—	300,000
Impairment loss on goodwill in a subsidiary	50,000	—	—	50,000
Impairment loss on goodwill in a jointly controlled entity	179,030	—	—	179,030

4.	Operating loss

Operating loss is stated after charging and crediting the following:

	2006	2005
	RMB’000	RMB’000
Charging:

Depreciation of property, plant and equipment	598,941	397,640
Amortisation of land lease prepayments	4,058	3,886
Amortisation of intangible assets (a)	145,518	158,920
Impairment losses on property, plant and equipment (b)	29,160	48,299
Staff costs (excluding directors’ emoluments)	419,054	321,478
Cost of inventories	9,918,696	4,964,761
Provision for inventories	184,358	105,465
Provision for doubtful debts:
— Accounts receivable	14,456	1,176
— Other receivables	13,816	42,252
— Advances to affiliated companies	—	7,275
— Amounts due from affiliated companies	—	5,000
Bad debts written-off	—	3,158
Auditors’ remuneration	5,181	3,586
Research and development costs (b)	81,388	99,703
Training expenses	1,453	1,169
Operating lease charges in respect of:
— Land and buildings	14,697	16,149
— Machinery and equipment	377	213
Loss on disposal of an associate	709	—
Write off of property, plant and equipment	8,251	—

Crediting:

Gain on buy back of Convertible Bonds 2008	6,910	—
Gain on disposal of an associate	384	—
Gain on disposal of property, plant and equipment, net	3,055	341
Gain on disposal of a jointly controlled entity	—	2,098
Write back of provision for inventories sold	163,094	39,638
Write back of provision for doubtful debts:
— Accounts receivable	—	528
— Other receivables	76	6,931
Exchange gain, net	33,078	21,487

(a)	amortisation of intangible assets in relation to production was included in “Cost of sales”; amortisation of intangible assets for other purposes was included in “General and administrative expenses”.

(b)	included in “General and administrative expenses”.
5.	Taxation

Taxation on profits arose in the PRC has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the jurisdictions in which the Group operates.

The taxation charged to the consolidated income statement represents:

	2006	2005
	RMB’000	RMB’000
Current tax
PRC enterprise income tax
Current year	33,913	32,128
Under/(Over) provision in prior year	13,966	(44,250)

	47,879	(12,122)
Deferred taxation
Deferred taxation relating to the origination and reversal of temporary differences	—	101,219

Total income tax expense in the consolidated income statement	47,879	89,097

Reconciliation between tax expense and accounting loss using the weighted average taxation rate of the companies within the Group is as follows:

	2006	2005
	RMB’000	RMB’000
Loss before taxation	(656,764)	(1,156,445)

Calculated at a weighted average statutory taxation rate in the PRC of 2.36% (2005: 9.96%)	(15,478)	(115,217)
Effect of tax holiday	(41,952)	(36,715)
Expenses not deductible for taxation purpose	52,394	56,495
De-recognition of previously recognised deferred tax assets	—	101,219
Unrecognised temporary differences	5,470	26,587
Unrecognised tax losses	33,479	100,978
Under/(Over) provision in prior year	13,966	(44,250)

Tax expense for the year	47,879	89,097

6. Loss per share
The calculation of basic loss per share is based on the loss attributable to equity holders of the Company of approximately RMB398,422,000 (2005: RMB649,608,000), divided by the 3,668,390,900 shares (2005: 3,668,390,900 shares) outstanding during the year.
Diluted loss per share for the years ended 31st December, 2006 and 2005 is the same as the basic loss per share as the average market price of the Company’s shares during the years was lower than the conversion price of the Group’s convertible bonds and the effect of the assumed conversion of the potential ordinary shares from exercising the Company’s share options is anti-dilutive.
7. Accounts receivable
An aging analysis of accounts receivable is set out below:

	2006	2005
	RMB’000	RMB’000
Less than six months	588,458	111,536
Between six months to one year	34,642	997
Between one to two years	7,226	3,081
Above two years	64,655	57,711

	694,981	173,325
Less: provision for doubtful debts	(62,823)	(48,367)

	632,158	124,958

The Group’s credit policy is to offer credit to customers following a financial assessment and an established payment record. Credit history and background of new customers are checked and securities deposits are usually obtained from major customers. Credit limits with credit terms of 30 days to 90 days are set for customers and designated staff monitors accounts receivable and follow-up collection with customers. Customers considered to be high risk are traded on cash basis or when bank guaranteed notes are received.

8.	Accounts payable

An aging analysis of accounts payable is set out below:

	2006	2005
	RMB’000	RMB’000
Less than six months	2,265,630	889,390
Between six months to one year	12,714	5,343
Between one to two years	10,582	24,045
Above two years	10,341	10,114

	2,299,267	928,892

Accounts payable with balances denominated in currencies other than Renminbi are considered not significant.

9.	Contingencies
(a)	As at 31st December, 2006, the Group had provided the following guarantees:
—	Corporate guarantees for revolving bank loans and bank guaranteed notes of approximately RMB120 million (2005: RMB120 million) drawn by affiliated companies of Shanghai Shenhua Holdings Co., Ltd.;

—	A joint and several corporate guarantee with a shareholder of Shenyang Aerospace Mitsubishi Motors Engine Manufacturig Co., Ltd. (“Shenyang Aerospace”) on a long-term bank loan of approximately RMBNil (2005: RMB111 million) drawn by Shenyang Aerospace which will expire in 2008;

—	Corporate guarantees for bank loans amounting to RMB295 million (2005: RMB295 million) drawn by Shenyang JinBei Automotive Company Limited. Bank deposits of RMB312 million (2005: RMB311 million) was pledged as collateral for the corporate guarantee.
(b)	On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”).

On 16th September, 2003, a Statement of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. The parties filed and served Lists of Documents on 26th October, 2004 and witness statements were exchanged on 28th February, 2005.

The parties applied by consent to adjourn sine die a checklist hearing fixed for 20th April, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on 19th April, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.

Pursuant to a request made by Mr. Yang on 2nd June, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on 4th July, 2005.

On 17th August, 2005, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on 5th September, 2005, Mr. Yang also filed and served a Supplemental List of Documents.

There has been no material progress in the litigation.

The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the Action.

10.	Supplementary financial information

The Group has prepared a separate set of financial statements for the year ended 31st December, 2006 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Differences between HKFRS and US GAAP give rise to differences in the reported balances of net assets and loss attributable to equity holders of the Company. The financial effects of the material differences between HKFRS and US GAAP are summarised and explained as follows:

			2006	2005
	Notes		RMB’000	RMB’000
Reconciliation of net loss:
Loss attributable to equity holders of the Company under HKFRS			(398,422)	(649,608)
Capitalisation of borrowing costs and its related depreciation	(a	)	(2,104)	(2,104)
Write off of development costs	(b	)	(132,633)	(135,475)
Impairment of intangible assets	(b	)	—	127,000
Amortisation of intangible assets	(b	)	(35,925)	(45,090)
Impairment of goodwill	(c	)	—	(28,690)
Finance costs/redemption premium of Convertible Bonds 2008	(d	)	20,840	45,407
Gain on buy back of Convertible Bonds 2008	(d	)	3,823	—
Finance costs/redemption premium of Convertible Bonds 2011	(e	)	12,493	—
Change in fair value of embedded conversion option of Convertible Bonds 2011	(e	)	73,202	—
Issue costs allocated to embedded conversion option of Convertible Bonds 2011	(e	)	2,557	—
Deferred tax effect on US GAAP adjustments			—	(12,786)
Effect of the above adjustments attributable to minority interests			70,061	30,057

Loss attributable to shareholders reported under US GAAP			(386,108)	(671,289)

Other comprehensive income (loss):
Fair value adjustment for securities available-for-sale	(f	)	1,052	(27,227)

Comprehensive loss reported under US GAAP			(385,056)	(698,516)

Reconciliation of net assets:
Net assets reported under HKFRS, net of portion attributable to minority interests			5,884,993	6,271,082
Capitalisation of borrowing costs and its related depreciation	(a	)	3,388	5,492
Write off of development costs	(b	)	(677,818)	(545,185)
Impairment of intangible assets	(b	)	377,000	377,000
Amortisation of intangible assets	(b	)	(81,014)	(45,090)
Non-amortisation on goodwill	(c	)	144,113	144,113
Impairment on goodwill	(c	)	(76,010)	(76,010)
Accumulated amortisation of finance costs/accreted redemption premium of Convertible Bonds 2008	(d	)	—	89,541
Change in recognition, measurement and disclosure of Convertible Bonds 2008 under new HKFRS	(d	)	—	(114,205)
Amortisation of finance costs/accreted redemption premium of Convertible Bonds 2011	(e	)	12,493	—
Change in fair value of embedded conversion option of Convertible Bonds 2011	(e	)	73,202	—
Issue costs allocated to embedded conversion option of Convertible Bonds 2011	(e	)	2,557	—
Effect of the above adjustments attributable to minority interests			103,009	32,950

Net assets reported under US GAAP			5,765,913	6,139,688

(a)	Under HKFRS, the amount of capitalised borrowing costs is netted off against investment income earned on the temporary investment of the borrowed funds pending their expenditure on the qualified assets. Under US GAAP, such temporary investment income is recognised as income rather than being netted off against capitalised borrowing costs. As a result, the amount of the capitalised borrowing costs (and the carrying amount of qualified assets) under HKFRS is lower than that under US GAAP. In subsequent years, the annual depreciation or impairment loss for the qualified assets under HKFRS is lower than that under US GAAP.

(b)	Under HKFRS, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset, at cost less accumulated amortisation and impairment losses, if certain criteria are fulfilled. Under US GAAP, such development costs are expended as incurred. Accordingly, development costs of RMB133 million capitalised during the year and accumulated development costs of RMB678 million capitalised as at 31st December, 2006 under HKFRS have been expended under US GAAP.

In previous years, the Group provided for impairment losses on the intangible assets in relation to Zhonghua sedans, part of which were related to those development costs already capitalised under HKFRS but charged to the consolidated income statement under US GAAP as development costs. Therefore, the US GAAP adjustments represent differences in amortisation charges of RMB36 million for the year. As at 31st December, 2006, the cumulative effect of impairment losses and differences in amortisation charges are RMB377 million and RMB81 million respectively.

(c)	With effect from 1st January, 2005, HKFRS, consistent with US GAAP, does not require amortisation of goodwill. The accumulated difference relates to amortisation of goodwill at both 31st December 2005 and 2006 was RMB144 million.

Goodwill under US GAAP (i.e. SFAS No. 142) is stated at cost less impairment losses without amortisation charge, effectively the carrying amount before impairment losses which is higher than that measured under HKFRS. The cumulative effect of this GAAP difference is RMB76 million, which is a result of higher amount of impairment losses recognised in prior years under US GAAP.

(d)	Previously, the Convertible Bonds 2008 were stated in the balance sheet at face value plus accreted redemption premium under both HKFRS and US GAAP.

However, with effect from 1st January, 2005, the Convertible Bonds 2008 are split into liability and equity components under HKFRS. The liability component is subsequently carried at amortised finance cost while the equity component, being recognised in equity, shall remain unchanged until the Convertible Bonds 2008 are converted or redeemed. Accordingly, the carrying amount of liability component reported under US GAAP (without allocation to the equity component) was greater than that under HKFRS. As a result, the gain on buy back recognised under US GAAP was greater than that under HKFRS while the finance costs/redemption premium recognised under HKFRS was greater than that under US GAAP.

Since the Group bought back and redeemed all the Convertible Bonds 2008 during the year, the reported net assets under HKFRS were the same as US GAAP as at 31st December, 2006.

(e)	Under HKFRS, the Convertible Bonds 2011 are split into liability component and an embedded conversion option, which are measured at their fair values at initial recognition. The liability component is subsequently carried at amortised cost and the embedded conversion option is measured at its fair value at balance sheet date and the change in fair value is recognised in the income statement. Under US GAAP, the Convertible Bonds 2011 are stated in the balance sheet at face value plus accreted redemption premium. Accordingly, the reported net assets under HKFRS as at 31st December, 2006 were RMB88 million lower than that under US GAAP because of (i) RMB12 million additional amortised finance that costs/accreted redemption premium charged to income statement under HKFRS than under US GAAP; (ii) changes in fair value of the embedded conversion option amounting to RMB73 million; and (iii) direct expenses in connection with the issuance of the Convertible Bonds 2011 are capitalised as deferred expenses on the balance sheet and are amortised over the life of the Convertible Bonds 2011 under US GAAP. Under HKFRS, such costs are allocated between liability component and embedded conversion option. The portion of issue costs allocated to the embedded conversion option of RMB3 million are charged to the income statement under HKFRS.

(f)	With effect from 1st January, 2005, change in the value of these investments is recognised in equity under HKFRS and therefore there is no difference in reconciling the net income. Change in fair value of RMB1 million under US GAAP is recognised under other comprehensive income while recognised in investment revaluation reserve under HKFRS.
BUSINESS REVIEW AND PROSPECTS
During 2006, the operating environment in the Chinese auto sector has significantly improved. A total of 3.8 million sedans were sold domestically, representing a 36.9% increase from the previous year. This strong growth was mainly driven by the greater affordability of cars as a result of the several rounds of price cuts that occurred in the past few years, and the continually rising income levels. The robust demand for automobiles, coupled with the introduction of a new Zhonghua model Junjie, resulted in a remarkable expansion of Zhonghua sedan sales during the year. As a result, the Group achieved revenues of approximately RMB10.5 billion in 2006, representing a 91.7% increase from 2005. However, despite the sales volume growth, the Zhonghua line of products has yet to reach profitable levels. In addition, certain provisions were made for the changes in fair value of our convertible bonds as well as impairment in the goodwill value of one of our engine joint ventures. Therefore, the Group incurred a net loss attributable to shareholders of RMB398.4 million for the fiscal year 2006, which has substantially narrowed from the net loss of RMB649.6 million recorded in 2005.
In 2006, the Company continued to enhance the quality and diversity of its products. During the first half of the year, the Company successfully launched the new Zhonghua Junjie model, which targets the middle-income segment and was extremely well received by the market. The popularity of the Junjie model, which is recognized as having one of the best price-to-quality ratios in its segment, also helped to increase sales of the Zunchi model, allowing the overall Zhonghua brand to achieve much broader market recognition and increased market share. The Group sold 62,281 Zhonghua sedans in 2006, representing a 592.0% increase from approximately 9,000 vehicles sold in the previous year.
With respect to our minibus business, the Group continued to maintain its market leading position in 2006. Sales of the high-end premium minibus Granse were encouraging, with a 152.9% increase in volume during the year, whereas the traditional Hiace minibuses maintained steady sales.
As for the BMW Brilliance joint venture, it achieved continuing growth in sales volume in 2006. The increased contribution from the joint venture in 2006 was a testament to the commitment from both our joint venture partner and the Group to improve operational efficiency and profitability by increasing the domestic components ratio and launching new products in China, such as the new 5-Series long-wheelbase version. With even greater cooperation with our strategic partner planned for 2007, we believe the BMW Brilliance joint venture is well positioned to challenge the leading position in the premium sedan segment in China.
With the improved performance in 2006, the Group has strengthened the foundation on which to build its future business. Looking ahead to 2007, the Group’s Zhonghua products are maintaining strong sales momentum, with over 28,000 vehicles sold in the first quarter, a year-on-year increase of over 500%. The Group will continue to enrich its product portfolio and heighten its brand recognition by introducing new products, such as the home-grown 1.8T-engine to be installed in our Zhonghua sedans. The Group will proactively seek to capture new market opportunities, while at the same time focusing on enhancing product quality and streamlining operations to improve production efficiency. The Group will continue to work closely with our strategic partners to increase sales volume and market share in all the segments in which we operate, while at the same time implementing further cost cutting measures, including the deepening of component localization for our BMW vehicles, with the ultimate goal of enhancing the profitability of our operations.
MANAGEMENT’S DISCUSSION & ANALYSIS
The consolidated net sales of the Company and its subsidiaries, including Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automobile Component Co., Ltd., Ningbo Yuming Machinery Industrial Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd., Shenyang Brilliance Dongxing Automotive Component Co., Ltd., Shenyang ChenFa Automobile Component Co., Ltd., Shenyang Jindong Development Co., Ltd., Shanghai Hidea Auto Design Co., Ltd. and Shenyang Brilliance Power Train Machinery Co., Ltd. for the year ended 31st December, 2006 were RMB10,484.8 million, representing a 91.7% increase from RMB5,469.0 million for the year ended 31st December, 2005. The increase in sales was primarily due to increases in unit sales of Shenyang Automotive’s minibuses and, especially, Zhonghua sedans in 2006.
Shenyang Automotive sold 66,245 minibuses in 2006, representing a 10.4% increase from approximately 60,000 minibuses sold in 2005. Of these vehicles sold, 52,049 were mid-priced minibuses, representing a 4.0% increase from approximately 50,060 units sold in 2005. Unit sales of deluxe minibuses increased by 42.8% from approximately 9,940 units in 2005 to 14,196 units in 2006. Shenyang Automotive sold 62,281 Zhonghua sedans in 2006, representing a 592.0% increase from approximately 9,000 sedans sold in 2005.

26,496 units of the Zhonghua Zunchi model were sold in 2006, representing a 394.0% increase from 2005, whereas the new Junjie model, which was launched in March 2006, registered a sale of 35,367 units during the year.
Cost of sales rose by 99.8% from RMB4,964.8 million in 2005 to RMB9,918.7 million in 2006. The increase was primarily due to the increase in unit sales of both minibuses and Zhonghua sedans. However, the average unit costs for both the minibuses and Zhonghua sedans decreased in 2006, mainly due to the improvement in production efficiency and economies of scale together with the decrease in cost of components.
Despite the increase in sales and decrease in unit costs, the overall gross profit margin of the Group decreased from 9.2% in 2005 to 5.4% in 2006, as a result of the significant increase in sales of Zhonghua sedans which have yet to reach profitability in 2006, as well as a shift in product mix to lower-margin products.
Other revenue increased by 114.3% from RMB135.9 million in 2005 to RMB291.2 million in 2006. The increase was primarily due to the increase in sales of scrap materials.
Selling expenses increased by 37.8% from RMB436.5 million in 2005 to RMB601.3 million in 2006. The increase was mainly due to the increase in advertising, promotion and marketing expenses as well as transportation costs for finished products resulting from the increase in sales volume of Zhonghua sedans and minibuses in 2006. The selling expenses as a percentage of turnover decreased from 8.0% in 2005 to 5.7% in 2006 as the rate of increase in turnover exceeded that of advertising, promotion and marketing expenses in 2006.
General and administrative expenses increased by 2.6% from RMB616.3 million in 2005 to RMB632.2 million in 2006, mainly as a result of the increase in staff costs.
Other operating expenses increased by 55.7% from RMB89.1 million in 2005 to RMB138.7 million in 2006, resulting mainly from the increase in sales volume of the scrap materials.
Interest expense net of interest income decreased by 17.2% from RMB174.7 million in 2005 to RMB144.7 million in 2006, resulting mainly from the increase in interest income from deposits placed with banks and a financial institution.
In 2006, the Group recognised a loss of RMB73.2 million on the change in fair value of the embedded conversion option of the Convertible Bonds 2011 in accordance with HKFRS.
The Group’s share of operating results of associates and jointly controlled entities (excluding an impairment loss on goodwill in a jointly controlled entity) increased by 204.7% from RMB49.0 million in 2005 to RMB149.3 million in 2006. This was mainly attributable to the increased profits contributed by BMW Brilliance Automotive Ltd. (“BMW Brilliance”), the Group’s 49.5% indirectly owned jointly controlled entity, and an associate in 2006. The Group also recognised an impairment loss on goodwill in a jointly controlled entity in the amount of RMB73.3 million in 2006 in relation to one of our engine joint ventures.
Net profits contributed to the Group by BMW Brilliance increased by 237.7% from RMB31.6 million in 2005 to RMB106.7 million in 2006. The BMW joint venture achieved sales of 23,600 BMW sedans in 2006, an increase of 34.8% as compared to 17,501 BMW sedans in 2005.
The Group recorded a loss before taxation amounting to RMB656.8 million in 2006 as compared to that of RMB1,156.4 million in 2005. Taxation decreased by 46.2% from RMB89.1 million in 2005 to RMB47.9 million in 2006, resulted mainly from the recognition of certain deferred tax assets as expenses in 2005.
As a result, the Group’s loss attributable to equity holders of the Company decreased by 38.7% from RMB649.6 million in 2005 to RMB398.4 million in 2006. Basic loss per share in 2006 amounted to RMB0.1086 against that of RMB0.1771 in 2005. Diluted loss per share in 2006 and 2005 were the same as the basic loss per share for the two respective years.

Liquidity and Financial Resources
As at 31st December, 2006, the Group had RMB1,468.1 million in cash and cash equivalents, RMB616.8 million in short-term bank deposits and RMB1,625.1 million in pledged short-term bank deposits. The Group had notes payable of RMB2,179.2 million and outstanding short-term bank borrowings of RMB500.0 million, but had no long-term bank borrowings outstanding as at 31st December, 2006.
On 28th November, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd. (“Brilliance Auto Finance”), issued zero coupon guaranteed Convertible Bonds 2008 with a principal amount of US$200.0 million (equivalent to approximately RMB1,654.3 million at the time of issue). Up to 31st December, 2006, all of the Convertible Bonds 2008 had been repurchased on the Luxembourg Stock Exchange or redeemed by Brilliance Auto Finance. Total consideration for the repurchase and redemption amounted to approximately US$202.5 million (equivalent to approximately RMB1,598.3 million). The Convertible Bonds 2008 had been cancelled and, in January 2007, were delisted from the Luxembourg Stock Exchange.
On 7th June, 2006, the Company, through its wholly owned subsidiary, Brilliance China Finance Limited (“Brilliance Finance”), issued zero coupon guaranteed Convertible Bonds 2011 with a principal amount of US$182,678,000 (equivalent to approximately RMB1,460.8 million at the time of issue). The Convertible Bonds 2011 are listed on The Singapore Exchange Securities Trading Limited. Up to 31st December, 2006, none of the Convertible Bonds 2011 had been repurchased or redeemed by Brilliance Finance or converted into ordinary shares of the Company.
Contingent Liabilities
Details of the contingent liabilities are set out in note 9 to this results announcement.
Debt to Equity Ratio
As at 31st December, 2006, the debt to equity ratio, computed by dividing total liabilities by total equity attributable to equity holders of the Company, was approximately 1.50 (31st December, 2005: 1.29). The increase of the ratio is primarily due to the increase in accounts payable balances as at 31st December, 2006 as a result of the increased level of operations in 2006.
Use of Proceeds
On 7th June, 2006, Brilliance Finance issued the Convertible Bonds 2011. The net proceeds of the sale of the Convertible Bonds 2011 were approximately US$178.8 million. As of 31st December, 2006, a portion of the net proceeds had been applied for the on-market repurchase and redemption of the Convertible Bonds 2008. The unused balance of the net proceeds have been placed with banks and financial institutions as interest-bearing, foreign currency denominated short-term deposits.
Foreign Exchange Risks
The Group does not consider exchange rate fluctuations to have any material effect on the overall financial performance of the Group, but may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as at 31st December, 2006.
Employees and Remuneration Policy
The Group employed approximately 11,000 employees as at 31st December, 2006 (31st December, 2005: approximately 8,900). Employee costs (excluding directors’ emoluments) amounted to approximately RMB419.1 million for the year ended 31st December, 2006 (2005: approximately RMB321.5 million). The Group will endeavour to ensure that the pay levels of its employees are in line with industry practices and prevailing market conditions and that employees are rewarded on a performance-related basis and eligible for share options under the share option scheme adopted by the Company.

DIVIDEND
The directors do not recommend the payment of any dividend in respect of the year ended 31st December, 2006 (2005: nil).
CLOSURE OF REGISTER OF MEMBERS
The Hong Kong branch register of members of the Company will be closed from Wednesday, 20th June, 2007 to Friday, 22nd June, 2007, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for attending the forthcoming annual general meeting of the Company, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:30 p.m. on Monday, 18th June, 2007.
PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES
Except as disclosed in the section headed “Liquidity and Financial Resources” above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s securities during the year.
COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES
Maintaining an effective corporate governance framework is one of the top priorities of the Company. The Company has complied with the code provisions of the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules for the year ended 31st December, 2006, except for deviation from code provision A.4.1 as described below.
Under code provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election. At present, all the non-executive directors (including the independent non-executive directors) of the Company do not have a specific term of appointment. As the appointment of non-executive directors is subject to the retirement by rotation provisions in the bye-laws of the Company, the Board considers that it is not necessary to appoint the non-executive directors for a specific term. Pursuant to bye-law 99, at every annual general meeting, one-third of the directors for the time being, or if their number is not three or in a multiple of three, the number nearest to but not greater than one-third, shall retire from office by rotation. All directors, including those appointed for a fixed term, are subject to retirement by rotation.
There have been no material changes to the information disclosed in the Company’s 2005 annual report in respect of our corporate governance practices. Major updates since the 2005 annual report are summarized in the 2006 annual report to be sent to shareholders of the Company by the end of April 2007.
REVIEW OF FINANCIAL STATEMENTS
The Audit Committee of the Company has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the consolidated financial statements of the Group for the year ended 31st December, 2006. At present, the Audit Committee comprises Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr. Xu Bingjin is the chairman of the Audit Committee.
SCOPE OF WORK OF THE AUDITORS
The figures in respect of the preliminary announcement of the Group’s results for the year ended 31st December, 2006 have been agreed by the Group’s auditors, Moores Rowland Mazars (“the Auditors”), to the amounts set out in the Group’s draft consolidated financial statements for the year. The work performed by the Auditors in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by the Auditors on the preliminary announcement.

PUBLICATION OF ANNUAL REPORT
The 2006 annual report of the Company containing the information required by the Listing Rules will be published on the websites of the SEHK and the Company in due course.
BOARD OF DIRECTORS
As at the date of this announcement, the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Qi Yumin, Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang; and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By Order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman
Hong Kong, 20th April, 2007
*	For identification purposes only
“Please also refer to the published version of this announcement in The Standard.”